navisyo
authentic experience

Pitch Deck

A financial ecosystem connecting boat owners with new world travelers

"Sailors, with their built-in sense of order, service and discipline, should really be running the world."

– Nicholas Monsarrat



Problem

Travelers

- Impersonal online chartering platforms with high service fees
- Random, generic and overpriced boat offers
- Misperception – the recreational boating world is for the 'rich and famous'
- No on-site verification of boat hosts and control of offers

Boat owners

- High costs of owning a boat
- Underutilized boats
- Not business savvy - lack of marketing and sales expertise
- Faceless online chartering platforms providing no field assistance and support
- No hosting support and services from marinas

Marinas

- Excluded from boat hosting revenue – no incentive on bookings
- Unauthorized boat hosts – loss of control and security issues
- Lack of communication and proper management of the boating community
- Codes of conduct, rules and regulations – not respected by boat owners/travelers
- Missed income opportunity in providing services to boat owners and travelers

World Crisis

- Pandemic – historical downfall for tourism and boating industries
- Over polluted waterways – an economical and life threatening reality


The time has come to learn from past mistakes, turn the boat around and navigate towards a more sustainable future.

Solution

The Navisyo Ecosystem - A Revenue Sharing Booking Platform



Travelers

- Authentic and affordable boat offers
- Trusted community members - sharing real-life boating experiences
- Passive income per referred booking - lifetime and transferable
- On-site boat host verification and assistance before on-line approval
- Additional on-site safety and security in collaboration with marina partners



Boat Owners

- Sustainable income from an open source community
- Expert field assistance for boat offer optimization
- Guest on-line commitment to marina rules and regulations
- High quality hosting services provided by marina partners

Marinas

- Sustainable revenue stream - commissions on all boat host bookings
- Collaborations and management support for the marina and its community
- Higher traffic – increased boat host bookings
- Global exposure – online and offline
- Increased security and safety – online member identity verifications
- Transparent operations – access to boat owner/traveler profiles and bookings
- Uniformed code of conduct and communication of marina standards of excellence
- Field assistance in marina hosting services to best cater to travelers and boat owners

Window of Opportunity

- Safer, healthier and more isolated post-pandemic travel options
- Customized solutions for all participants
- Marine conservation - financial support and educational initiatives



Imagine if Airbnb would have shared their success with million of users around the globe.

How many lives would have been changed forever?

Market Size and Potential

317
BILLION
Young travelers spending

US$ 7
TRILLION
Annual tourism revenue

524
BILLION
Online bookings made

250
MILLION
Registered recreational boats

The Journey Map


Boat owner
Boat offers
Boat guests
Floatel
Voyage
Event
Private Dock
Marina Dock
Private Mooring
Ocean Voyage
Lake Voyage
River Voyage
Private Party
Brand Event
Network Cruises
Authentic experience

How it works

1

Sign up for **free**

2

Search or **post**, budget-friendly authentic boat offers

3

Review listings/profiles/ recommendations per destination

4

Book a **Floatel Stay** (boat accommodation), a **Voyage** (from A to B with boat owners) or an **Event** of your choice

5

After your trip, **share your experience** - traveler/boater 5-star review systems and online community-forum

6

Become a Navisyo Ambassador for **free**. Start **earning a 1% commission** on all referred traveler bookings for LIFE!

Marketplace Technology


navisyo
authentic experience
+ Become a Boat Host
+ Become a Boat Guest
$USD
EN
Help
Log in
Ready for
your next trip?
BROWSE ALL BOAT OFFERS
Floatel
Voyage
Event
LOCATION
Where are you going?
CHECK IN/CHECK OUT
Add dates
GUESTS
Add guests
Search
Our locations
MacBook Pro


navisyo
authentic experience
+ Post my offer
Inbox
$USD
EN
Help
View photos (4)
Hosted by Thomas M.
+ Write a message
Floatel
Victoria
$2500 per night
Book this offer
Start by choosing your dates.
CHECK IN
Jul 7, 2020
MacBook Pro

- Intuitive, user-friendly and improved digital marketplace
- Powerful back-end, fully scalable infrastructure
- Integrated marketing management tool kits


navisyo
authentic experience
+ Post my offer
Inbox
$USD
EN
Help
View photos (4)
Hosted by Thomas M.
+ Write a message
Voyage
Book this offer
Start by choosing your cabin.
Booking breakdown
Solace
Starts from
$600 per voyage
Booking starts
Booking ends
MacBook Pro

- Fully integrated back offices with referral links
- Supervised and mediated online community forums
- Special online access for Marinas / Key Partners / Ambassadors

Unique Business Model


CONTRACT

Lifetime Revenue Sharing Projections Per Booking*

Lean and effective operations with minimal costs and maximum returns.

A win-win for all.

Revenue Sharing Ecosystem


Navisyo
Other Partnerships
Ambassadors, Influencers, Travelers, Members
ONLINE BOOKING
Disaster Relief Fund
Marine Conservation
Boat Owners
Marinas
Key Partners



Competitive Advantages



Go-to-Market

- Unique revenue generating ecosystem
- Worldwide market potential - 6 continents
- Network of highly valued assets in all launch territories
- Engaging the masses:
  live events, seminars, workshops and online webinars
- Exclusive Key Partner licensing rights for early adopters
  ($10,000 - $40,000)
- Strategic partnerships:
  marinas, social networks, online booking platforms



Travelers

- Affordable access to the recreational boating world
- On-site boat host verification
- Ambassador Reward Program:
  1% transferable lifetime commission per referred booking



Boat Owners

- Increased bookings through our revenue sharing ecosystem
- Professional field assistance in creating optimized boat offers
- Full global insurance coverage – P&L + Cyber proposal by Llyods
- Minimal online Navisyo service fees (12-18%)



Key Partners

- Large revenue potential – lifetime, passive income
- 3% commission per booking
- On-site launch assistance and support
- Swift territory start-ups/times of deployment (2-3 months)

Marinas



- First to market – in promoting marinas through a sustainable revenue sharing partnership
- Complete transparency in all operations
- Streamlining, assisting and supporting marina hosting services
- Fully committed in implementing marina codes of conduct, rules and regulations

Your passport to the New World


Ready for your next trip?
Floatel
Voyage
Event
LOCATION
Where are you going?
Our locations
French Riviera: Côte d'Azur
Port Hercule, Monaco-ville, Monaco

Download on the App Store

GET IT ON Google Play



The Team



Alexander Michaels
Chief Executive Officer / Founder



Lucie Nightingale
Partner / Project Manager



Jorge Rivas
Partner / Vice President of Global Development



Patrick Moyal
Chief Financial Advisor



David Aldrich
Country Manager for North America



Roberto Lauria
Vice President Travel Publicist



Seth Schlessel
Attorney



Liliana Pham
Creative Director



Gunars Grundstocks
Chief Technical Officer



Martins Rudzitis
Vice President of Software Engineer



Valdis Pornieks
Senior Lead Developer



Teresa Binghay
Ambassador Program Director

Our Next Steps



Step 1

First quarter 2021*
Pre-sell exclusive licensing agreements - negotiations are currently underway

Step 2

January 2021*
Determine our official pilot launch territory

Step 3

First quarter 2021
Pre-launch our official marketplace

Step 4

March 2021*
Go-to-market and launch of our pilot territory

Step 5

April 2021*
Recruitment of boat offers, on-site assistance and begin training BPO team

Step 6

Second quarter 2021*
Complete beta version of the iOS & Android apps

Step 7

2021*
Sign the global Insurance coverage for the company

Step 8

May 2022
Deployment of other territories - USA, Spain, France, Italy and Greece

*Disclaimer: These projections cannot be guaranteed



We cordially invite you to join our unique online ecosystem of travelers, boat hosts, marinas and partners. Together we can change the future world of travel and the financial lives of the boating community.

Welcome to the NEW WORLD of NAVISYO!

